Filed pursuant to 424(b)(3)
Registration #333-103799

SUPPLEMENT NO. 40
DATED NOVEMBER 9, 2004
TO THE PROSPECTUS DATED SEPTEMBER 15, 2003
OF INLAND WESTERN RETAIL REAL ESTATE TRUST, INC.

We are providing this Supplement No. 40 to you in order to supplement our prospectus. This supplement updates information in the "Real Property Investments" and "Plan of Distribution" sections of our prospectus. This Supplement No. 40 supplements, modifies or supersedes certain information contained in our prospectus, Supplement No. 39 dated November 1, 2004, Supplement No. 38 dated October 22, 2004, and Supplement No. 37 dated October 13, 2004, (Supplement No. 37 superseded certain information contained in our prospectus and prior supplements dated between October 23, 2003 and October 13, 2004), and must be read in conjunction with our prospectus.

Real Property Investments

The discussion under this section, which starts on page 98 of our prospectus, is modified and supplemented by the following information regarding properties we have acquired or intend to acquire.

Winchester Commons, Memphis, Tennessee

On November 5, 2004, we purchased an existing shopping center known as Winchester Commons, containing 93,024 gross leasable square feet. The center is located on 7956 Winchester Road, in Memphis, Tennessee.

We purchased this property from an unaffiliated third party. Our total acquisition cost was approximately $13,073,000. This amount may increase by additional costs which have not yet been finally determined. We expect any additional costs to be insignificant. Our acquisition cost was approximately $141 per square foot of leasable space.

We purchased this property with our own funds. However, we expect to place financing on the property at a later date.

We do not intend to make significant repairs and improvements to this property over the next few years. However, if we were to make any repairs or improvements, the tenants would be obligated to pay a substantial portion of any monies spent pursuant to the provisions of their respective leases.

One tenant, Kroger, leases more than 10% of the total gross leasable area of the property. The lease with this tenant requires the tenant to pay base annual rent on a monthly basis as follows:
Lessee	Approximate GLA Leased (Sq. Ft.)	% of Total GLA	Base Rent Per Square Foot Per Annum ($)	Lease Term
				Beginning	To

Kroger	59,670	64	8.24	05/99	04/19

For federal income tax purposes, the depreciable basis in this property will be approximately $9,805,000. When we calculate depreciation expense for tax purposes, we will use the straight-line method. We depreciate buildings and improvements based upon estimated useful lives of 40 and 20 years, respectively.

Winchester Commons was built in 1999. As of November 1, 2004, this property was 100% occupied, with a total 93,024 square feet leased to 15 tenants. The following table sets forth certain information with respect to those leases:
Lessee	Approximate GLA Leased (Sq. Ft.)	Lease Ends	Current Annual Rent ($)	Base Rent Per Square Foot Per Annum ($)

The Steak Escape	1,600	01/05	26,400	16.50
Shirley's Hallmark	4,400	02/05	52.800	12.00
The Wine Cellar	4,000	03/06	66,000	16.50
Opportunity Mortgage (A+ Wireless)	1,534	07/06	26,078	17.00
China Dragon Restaurant	2,400	10/06	39,600	16.50
Dental Partners of Tennessee	2,000	01/07	35,500	17.75
Sunsations	1,600	07/07	27.200	17.00
Greg Pickett Golf	1,600	01/09	27,712	17.32
The UPS Store	2,000	01/09	34,000	17.00
Southwinds Cleaners	1,600	01/09	27,200	17.00
For Your Eyes Only	2,220	05/09	45,443	20.47
Fantastic Sam's	1,600	06/09	28,000	17.50
Nextel Communications	1,600	06/09	33,600	21.00
East End Grill	3,600	07/09	59,400	16.50
Kroger	59,670	04/19	491,681	8.24

In general, each tenant will pay its proportionate share of real estate taxes, insurance and common area maintenance costs, although the leases with some tenants may provide that the tenant's liability for such expenses is limited in some way, usually so that their liability for such expenses does not exceed a specified amount.

Mansfield Towne Crossing, Mansfield, Texas

On November 3, 2004, we purchased a newly constructed shopping center known as Mansfield Towne Crossing, containing 112,078 gross leasable square feet of which 4,500 is on a ground lease. The center is located at Highway 287 and Debbie Lane, in Mansfield, Texas.

We purchased this property from an unaffiliated third party. Our total acquisition cost was approximately $19,967,700. This amount may increase by additional costs which have not yet been finally determined. We expect any additional costs to be insignificant. Our acquisition cost was approximately $178 per square foot of leasable space.

We purchased this property with our own funds. However, we expect to place financing on the property at a later date.

We do not intend to make significant repairs and improvements to this property over the next few years. However, if we were to make any repairs or improvements, the tenants would be obligated to pay a substantial portion of any monies spent pursuant to the provisions of their respective leases.

Two tenants, Ross Dress for Less and Staples lease more than 10% of the total gross leasable area of the property. The leases with these tenants require the tenants to pay base annual rent on a monthly basis as follows:
			Base Rent
	Approximate		Per Square
	GLA Leased	% of Total	Foot Per	Lease	Term
Lessee	(Sq. Ft.)	GLA	Annum ($)	Beginning	To

Ross Dress for Less	30,187	27	9.25	05/04	01/15

Staples	20,388	18	10.50	08/03	08/18

For federal income tax purposes, the depreciable basis in this property will be approximately $14,976,000. When we calculate depreciation expense for tax purposes, we will use the straight-line method. We depreciate buildings and improvements based upon estimated useful lives of 40 and 20 years, respectively.

Mansfield Towne Crossing was newly constructed in 2003 and 2004. As of November 1, 2004, this property was 92% occupied, with 102,839 leasable square feet leased to 19 tenants and one ground lease tenant, and is currently leasing up the remaining retail space within the shopping center. The following table sets forth certain information with respect to those leases:
	Approximate GLA Leased		Current Annual	Base Rent Per Square Foot
Lessee	(Sq. Ft.)	Lease Ends	Rent ($)	Per Annum ($)

AT & T Wireless	2,500	07/08	55,000	22.00
EB Games	1,500	09/08	31,500	21.00
Sport Clips	1,440	10/08	30,240	21.00
GNC	1,200	01/09	22,800	19.00
Luxury Nails	1,013	02/09	20,260	20.00
Dr. Michael Polson	1,060	05/09	20,140	19.00
Robertson Pools	1,440	06/09	25,920	18.00
Bath Junkie	1,200	06/09	22,800	19.00
Sally Beauty Supplies	1,600	07/09	27,200	17.00
Subway	1,600	08/09	28,800	18.00
Mansfield Urgent Care	3,000	09/09	58,500	19.50
The Cash Store	1,600	09/09	30,400	19.00
Creekside Collections	3,811	09/09	62,882	16.50
Zales Jewelers	3,000	11/13	64,500	21.50
Payless Shoes	3,000	03/14	54,000	18.00
Famous Footwear	8,000	07/14	120,000	15.00
Pier 1 Imports	10,800	08/14	162,000	15.00
Ross Dress for Less	30,187	01/15	279,229	9.25
Staples	20,388	08/18	214,074	10.50
Regions Bank (Ground Lease)	4,500	09/23	75,000	N/A

In general, each tenant will pay its proportionate share of real estate taxes, insurance and common area maintenance costs, although the leases with some tenants may provide that the tenant's liability for such expenses is limited in some way, usually so that their liability for such expenses does not exceed a specified amount.

Potential Property Acquisitions

We are currently considering acquiring the properties listed below. Our decision to acquire these properties will generally depend upon:

  no material adverse change occurring relating to the properties, the tenants or in the local economic conditions;
  our receipts of sufficient net proceeds from this offering and financing proceeds to make these acquisition; and
  our receipt of satisfactory due diligence information including appraisals, environmental reports and lease information.

Other properties may be identified in the future that we may acquire before or instead of these properties. We cannot guarantee that we will complete these acquisitions.

In evaluating these properties as potential acquisitions and determining the appropriate amount of consideration to be paid for each property, we have considered a variety of factors including, overall valuation of net rental income, location, demographics, quality of tenant, length of lease, price per square foot, occupancy and the fact that overall rental rate at the shopping center is comparable to market rates. We believe that these properties are well located, have acceptable roadway access, are well maintained and have been professionally managed. These properties will be subject to competition from similar shopping centers within their market area, and their economic performance could be affected by changes in local economic conditions. We did not consider any other factors materially relevant to our decision to acquire these properties.

Edgemont Town Center, Homewood, Alabama

We anticipate purchasing an existing shopping center known as Edgemont Town Center, containing 77,655 gross leasable square feet. The center is located at 411 Green Springs Highway in Homewood, Alabama.

We anticipate purchasing this property from an unaffiliated third party. Our total acquisition cost is expected to be approximately $15,639,000. This amount may increase by additional costs which have not yet been finally determined. We expect any additional costs to be insignificant. Our acquisition cost is expected to be approximately $201 per square foot of leasable space.

We anticipate purchasing this property with our own funds. However, we expect to place financing on the property at a later date.

We do not intend to make significant repairs and improvements to this property over the next few years. However, if we were to make any repairs or improvements, the tenants would be obligated to pay a substantial portion of any monies spent pursuant to the provisions of their respective leases.

One tenant, Publix, leases more than 10% of the total gross leasable area of the property. The lease with this tenant requires the tenant to pay base annual rent on a monthly basis as follows:
Base Rent
	Approximate		Per Square
	GLA Leased	% of Total	Foot Per	Lease	Term
Lessee	(Sq. Ft.)	GLA	Annum ($)	Beginning	To
Publix	44,840	58	12.00	11/03	12/23

For federal income tax purposes, the depreciable basis in this property will be approximately $11,729,000. When we calculate depreciation expense for tax purposes, we will use the straight-line method. We depreciate buildings and improvements based upon estimated useful lives of 40 and 20 years, respectively.

Edgemont Town Center was built in 2003. As of November 1, 2004, this property was 86% occupied, with a total 66,455 square feet leased to 15 tenants. The following table sets forth certain information with respect to those leases:
	Approximate GLA Leased		Current Annual	Base Rent Per Square Foot
Lessee	(Sq. Ft.)	Lease Ends	Rent ($)	Per Annum ($)
Nextel Communications	1,360	11/06	25,840	19.00
Crown Jewelry	1,600	11/08	30,400	19.00
Mr. Burch Formalwear, Inc.	2,000	11/08	38,000	19.00
Pet Supplies Plus	6,000	12/08	114,000	19.00
Firehouse Subs	1,600	12/08	30,400	19.00
Headstart Family Hair Salons	1,680	01/09	23,940	14.25
Mobility Central, Inc.	1,600	02/09	30,400	25.00
Sally Beauty Supplies	1,615	08/09	32,300	20.00
EB Games	1,200	10/09	30,000	25.00
L.V. Nails	1,360	11/13	25,840	19.00
Hunan Wok	1,600	02/14	30,400	19.00
Qdoba Mexican Grill *	2,400	12/14	60,000	25.00
Bama Wings *	1,200	12/14	30,000	25.00
Deep South Barbecue *	4,000	01/15	76,000	19.00
Publix	44,840	12/23	538,080	12.00

* Lease term has not yet commenced, but commences upon tenant's occupancy.

In general, each tenant will pay its proportionate share of real estate taxes, insurance and common area maintenance costs, although the leases with some tenants may provide that the tenant's liability for such expenses is limited in some way, usually so that their liability for such expenses does not exceed a specified amount.

University Town Center, Tuscaloosa, Alabama

We anticipate purchasing an existing shopping center known as University Town Center, containing 57,250 gross leasable square feet. The center is located at 1190 University Boulevard in Tuscaloosa, Alabama.

We anticipate purchasing this property from an unaffiliated third party. Our total acquisition cost is expected to be approximately $10,569,000. This amount may increase by additional costs which have not yet been finally determined. We expect any additional costs to be insignificant. Our acquisition cost is expected to be approximately $185 per square foot of leasable space.

We anticipate purchasing this property with our own funds. However, we expect to place financing on the property at a later date.

We do not intend to make significant repairs and improvements to this property over the next few years. However, if we were to make any repairs or improvements, the tenants would be obligated to pay a substantial portion of any monies spent pursuant to the provisions of their respective leases.

One tenant, Publix, leases more than 10% of the total gross leasable area of the property. The lease with this tenant requires the tenant to pay base annual rent on a monthly basis as follows:
Base Rent
	Approximate		Per Square
	GLA Leased	% of Total	Foot Per	Lease	Term
Lessee	(Sq. Ft.)	GLA	Annum ($)	Beginning	To

Publix	28,800	50	13.85	06/04	06/24

For federal income tax purposes, the depreciable basis in this property will be approximately $7,927,000. When we calculate depreciation expense for tax purposes, we will use the straight-line method. We depreciate buildings and improvements based upon estimated useful lives of 40 and 20 years, respectively.

University Town Center was built in 2002. As of November 1, 2004, this property was 100% occupied, with a total 57,250 square feet leased to 15 tenants. The following table sets forth certain information with respect to those leases:
	Approximate GLA Leased		Current Annual	Base Rent Per Square Foot
Lessee	(Sq. Ft.)	Lease Ends	Rent ($)	Per Annum ($)

Sun and Soul	3,665	09/07	62,305	17.00
Movie Gallery	2,411	10/07	40,987	17.00
The UPS Store	2,479	12/07	44,622	18.00
Cold Stone Creamery	1,713	01/08	39,399	23.00
Firehouse Subs	1,827	01/08	34,713	19.00
Bad Ass Coffee	1,947	02/08	44,781	23.00
Headstart Family Hair Salons	1,485	02/08	34,155	23.00
Southtrust Bank (ATM)	42	04/08	7,800	185.71
Private Gallery	1,964	09/08	45,172	23.00
Nail Club	1,449	02/09	27,531	19.00
The Buzz	1,378	03/09	26,871	19.50
University Wireless	3,022	07/09	57,418	19.00
Qdoba Mexican Grill	2,641	11/12	60,743	23.00
Hud Guthrie's	2,427	12/12	46,113	19.00
Publix	28,800	06/24	398,880	13.85

In general, each tenant will pay its proportionate share of real estate taxes, insurance and common area maintenance costs, although the leases with some tenants may provide that the tenant's liability for such expenses is limited in some way, usually so that their liability for such expenses does not exceed a specified amount.

Plan of Distribution

The following new subsection is inserted at the end of this section on page 148 of our prospectus.

Update

The following table updates shares sold in our offering as of November 4, 2004:
		Gross	Commission and fees	Net
	Shares	proceeds ($)	($) (1)	proceeds ($)

From our advisor	20,000	200,000	-	200,000

Our offering began September 15, 2003:	172,564,689	1,725,566,905	180,448,596	1,545,118,309

Shares sold pursuant to our distribution reinvestment program	2,530,959	24,044,115	-	24,044,115

	175,115,648	1,749,811,020	180,448,596	1,569,362,424

(1) Inland Securities Corporation serves as dealer manager of this offering and is entitled to receive selling commissions and certain other fees, as discussed further in our prospectus.